Exhibit 99.61

Enthusiast Gaming Partners with Global Citizen and HeadCount to Increase
U.S. Voter Registration Among Crucial Demographics – Generation Z and
Millennials

Working in Tandem with the Just Vote Campaign, Young American Gamers and Esports Fans will be Inspired to and Rewarded for Participating in Civic Activities

NEW YORK, Sept. 24, 2020 -- Enthusiast Gaming Holdings, Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is excited to announce that it has partnered with two international advocacy organizations, Global Citizen and HeadCount to promote the importance of voter registration and inspire action, across the Generation Z and Millennial cohorts. Part of the Just Vote program, this collaboration specifically aims to reach young American gamers and esports fans and encourages them to check their registration status, as it relates to the upcoming November 2020 election and beyond. This non-partisan campaign will run across Enthusiast Gaming’s key media properties and YouTube channels, through October 5, with participants engaging in the campaign by using the hashtags #JustVote and #GamersVote. Enthusiast Gaming is the largest platform of communities for gamers and esports fans and collectively, these communities provide an exclusive opportunity for Global Citizen to interact with loyal gamers directly, helping them reach their goal of engaging 1 million young voters and getting 50,000 young people registered for the first time or re-registered ahead of the 2020 elections.

Just Vote, a get-out-the-vote campaign which launched earlier this month, mobilizes support from artists, influencers, media and corporations to give young Americans the tools to use their voice in the 2020 U.S. elections, and rewards them with exclusive experiences, performances, and memorabilia, which can only be unlocked through checking their registration status. Already aligned with the Just Vote Campaign are artists and entertainers including: Alanis Morissette, Billie Eilish, Billy Porter, Bob Weir, Dave Matthews, DJ Khaled, Donna Karan, Dove Cameron, FINNEAS, Gavin Rossdale, Jack Johnson, Julianne Hough, Kaia Gerber, Andrew “King Bach” Bachelor, Lenny Kravitz, Loren Gray, Madison Beer, Meghan Trainor, Nicky Jam, Prince Royce, Quavo, Shawn Mendes, Taylor Swift and Usher.

In this iteration, Global Citizen and HeadCount will look to Enthusiast Gaming, which has the largest gaming audience in North America, to promote the importance of voter awareness and registration among its monthly audience of over 65 million gamers in the U.S., which is heavily skewed to Gen Z and Millennials.

Enthusiast Gaming’s reward incentives include a Fortnite gaming experience with Luminosity Gaming’s esports celebrity influencer, Muselk (10M+ followers on YouTube and Twitter), a signed jersey from celebrity brand ambassador and shareholder, NFL star Richard Sherman, team Luminosity swag, signed jerseys from the Vancouver Titans of the Overwatch League and Seattle Surge of the Call of Duty League, and Pokémon merchandise signed by gaming YouTube influencers Mystic7 and JTGily. This collaboration signifies that gaming is a dominant social media platform, and that Enthusiast Gaming’s roster of celebrity influencers, YouTube stars and digital advertising inventory, provide more touchpoints to reach the Gen Z and Millennial audience than any other such company.

Global Citizen and HeadCount realize that young people are more powerful than ever with more than a third of eligible voters classifying as Gen Z or Millennials. More importantly, 83% of people ages 18-29, believe they have the power to change the country and the world, but only 60% are planning to vote. The partnership between Enthusiast Gaming and Global Citizen on the Just Vote campaign has an opportunity to empower these demographics to register to vote and increase involvement this election year.

Adrian Montgomery, CEO of Enthusiast Gaming commented, “We have a unique opportunity to work with one of the most influential and grassroots movements, to engage our platform of communities for gamers and esports fans to help change the world. Our platform has the largest gaming audience in North America and reaches over 300 million gamers monthly worldwide, of which 70% are Gen Z and Millennials. It’s brands like Global Citizen and HeadCount who recognize the value of these groups and their power to affect change. We are honored to work with Global Citizen and HeadCount to help build awareness and promote the Just Vote movement and feel proud that they have partnered with us on this initiative.”

Hugh Evans, Co-Founder and CEO of Global Citizen said, “We are excited to partner with Enthusiast Gaming to engage with their significant platform of young gamers to reinforce the importance of voter registration and empower them to get out and vote.”

About Enthusiast Gaming:

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 1,000 YouTube channels which collectively generate 4.2 billion views monthly. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 300 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Live, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit  enthusiastgaming.com. For more information on Luminosity Gaming visit  luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

About Just Vote:

Just Vote is a non-partisan, get-out-the-vote campaign launched by Global Citizen and HeadCount to mobilize support from artists, influencers, media and corporations to give young Americans the tools to use their voice in the 2020 U.S. elections. The non-partisan effort aims to engage one million young voters and get 50,000 young people registered for the first time or re-registered ahead of November 3, 2020. Visit  www.globalcitizen.org/justvote to learn more.

About Global Citizen:

Global Citizen is the world’s largest movement of action takers and impact makers dedicated to ending extreme poverty by 2030. With over 10 million monthly advocates, our voices have the power to drive lasting change around sustainability, equality, and humanity. Global Citizens post, tweet, message, vote, sign, and call to inspire those who can make things happen to act — government leaders, businesses, philanthropists, artists, and citizens — together improving lives. By downloading the Global Citizen app, changemakers learn about the systemic causes of extreme poverty, take action on those issues, and earn rewards with tickets to concerts, events, and experiences all over the world. To date, the actions of our community, along with high-level advocacy efforts and work with partners, has resulted in commitments and policy announcements from leaders valued at over $48 billion, affecting the lives of more than 880 million people. For more information, visit  GlobalCitizen.org.

About HeadCount:

HeadCount is a non-partisan, non-profit organization that promotes participation in democracy through music, culture, and digital media. The organization has registered over 200,000 voters for the 2020 election and works with a long list of musicians and partners including Ariana Grande, Billie Eilish, Camila Cabello, Dave Matthews Band, JAY-Z, Beyoncé, March for Our Lives, RuPaul’s DragCon, MTV, and Dead & Company. With 40,000 volunteers, street teams in most major U.S. cities, and presence at more than 1,000 events each year, HeadCount ranks as one of the most active grassroots civic participation organizations in the United States. Following COVID-19 restrictions, the organization quickly pivoted to an all-digital approach that led to innovation and online initiatives to fill the needs of the public in using their voices in democracy. For more information, visit HeadCount.org

Investor Relations & Media Contacts:

ENTHUSIAST GAMING:

Julia Becker
Head, Investor Relations & Marketing
(604) 785-0850
jbecker@enthusiastgaming.com

Media Relations – ID Public Relations
EnthusiastGaming@id-pr.com

HEADCOUNT:
They Syndicate on Behalf of Headcount
Jeff Kilgour, jeff@thesyn.com

GLOBAL CITIZEN:
Charmion Kinder
media@globalcitizen.org

Sunshine Sachs on Behalf of Global Citizen
GC@sunshinesachs.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative. Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.